UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

WEBER INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

94770D102

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94770D102

1.	Names of Reporting Persons. MAD Private Family Trust Company LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 16,752,438 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 16,752,438 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,752,438 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 25.1% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)       Consists of 2,581,126 shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”), of Weber Inc. and 14,171,312 shares of Class B common stock, par value $0.00001 per share (“Class B Common Stock”), of Weber Inc. Holders of Class B Common Stock also hold an equal number of common units of Weber HoldCo LLC (“LLC Units”) and are able to redeem such LLC Units for an equal number of shares of Class A Common Stock. A holder’s shares of Class B Common Stock are canceled on a one-to-one basis in connection with such a redemption.

(2)        Represents the percentage of Class A Common Stock beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Act. The shares beneficially owned represent 5.8% of the voting power of Weber Inc.’s Class A Common Stock and Class B Common Stock collectively, based upon 52,562,779 shares of Class A Common Stock issued and outstanding and 234,645,219 shares of Class B Common Stock issued and outstanding as of January 24, 2022 as reported in Weber Inc.’s Definitive Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on January 27, 2022. Each holder of Class A Common Stock and Class B Common Stock is entitled to one vote per share on all matters submitted to Weber Inc.’s stockholders for a vote.

ITEM 1.	(a) Name of Issuer: Weber Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1415 S. Roselle Road

Palatine, Illinois 60067

ITEM 2.	(a) Name of Person Filing:

MAD Private Family Trust Company LLC

(b)	Address of Principal Business Office, or if None, Residence:

8805 Tamiami Trail N STE 356

Naples, FL 34108

(c)	Citizenship or Place of Organization:

Florida

(d)	Title of Class of Securities:

Class A common stock, par value $0.001 per share

(e)	CUSIP Number:

94770D102

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

The information required by Item 4 is set forth in Rows 5 – 11 of the cover page hereto and is incorporated herein by reference.

The securities reported herein are owned indirectly by certain trusts for the benefit of charity and members of Byron D. Trott’s family (the “MAD Family Trusts”) for which MAD Private Family Trust Company LLC holds sole voting and dispositive power. MAD Private Family Trust Company LLC exercises such voting and dispositive power through an investment committee consisting of three members. Each member has one vote, and the approval of a majority is required to approve an action. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and voting or dispositive decisions require the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAD PRIVATE FAMILY TRUST COMPANY LLC

By:	/s/ Richard D. Chapman
Richard D. Chapman
President

Dated: February 14, 2022